Exhibit 4.3

SECOND AMENDMENT TO AMENDED & RESTATED RIGHTS AGREEMENT

THIS SECOND AMENDMENT TO AMENDED & RESTATED RIGHTS AGREEMENT (the “Amendment”), dated as of March 31, 2021, is entered into by and between TSR, Inc. (the “Corporation”) and Continental Stock Transfer & Trust Company (the “Rights Agent”).

RECITALS

A. The Corporation and the Rights Agent entered into that certain Amended & Restated Rights Agreement, originally dated as of August 29, 2018 and amended and restated as of September 3, 2019, as amended (the “Rights Agreement”).

B. Pursuant to Section 26 of the Rights Agreement, for as long as the Rights are then redeemable, the Corporation may in its sole and absolute discretion, and the Rights Agent shall if the Corporation so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of the Rights.

C. Capitalized terms used but not defined herein shall have the respective meanings given to them in the Rights Agreement.

NOW, THEREFORE, the parties hereto, intending legally to be bound, hereby agree as follows:

1. Amendments to the Rights Agreement.

(a) Section 7(a) of the Rights Agreement is hereby deleted in its entirety and replaced with the following:

“(a) The Rights shall not be exercisable until, and shall become exercisable on, the Distribution Date (unless otherwise provided herein, including, without limitation, the restrictions on exercisability set forth in Section 11(a)(ii) and Section 23(a) hereof). Except as otherwise provided herein, the Rights may be exercised, in whole or in part, at any time commencing with the Distribution Date upon surrender of the Rights Certificate, with the form of election to purchase and certificate on the reverse side thereof duly executed (with signatures duly guaranteed), to the Rights Agent at the principal office of the Rights Agent in New York, New York together with payment of the Exercise Price for each Right exercised, subject to adjustment as hereinafter provided, at or prior to the Close of Business on the earlier of (i) March 31, 2021 (or if the Distribution Date shall have occurred before March 31, 2021, at the Close of Business on the 90th day following the Distribution Date) or (ii) the date on which the Rights are redeemed as provided in Section 23 hereof (such earlier date being herein referred to as the “Expiration Date”).”

(b) All references to the date of “August 29, 2021” in Exhibit A (Summary of Rights to Purchase Class A Preferred Stock, Series One) and Exhibit B (Form of Rights Certificate) to the Rights Agreement shall hereby be changed to “March 31, 2021”.

2. Remaining Terms. Those portions of the Rights Agreement that are not expressly amended hereby shall continue in full force and effect. Notwithstanding the foregoing, the Rights Agent and the Corporation acknowledge and agree that upon the Expiration Date the Rights Agreement shall terminate and be of no further force and effect.

3. Counterparts. This Amendment may be executed in any number of counterparts with the same effect as if all parties had signed the same document. All counterparts will be construed together and will constitute one agreement. Further, this Amendment may be executed by transfer of an originally signed document by e-mail in PDF format or other electronic means, any of which will be as fully binding as an original document.

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed, all as of the date first above written.

TSR, INC.

By:	/s/ John G. Sharkey
Name:	John G. Sharkey
Title:	Sr. VP & Secretary

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ Erika Young
Name:	Erika Young
Title:	Vice President